Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.1

Overview

1.1.1

Idaho-Maryland Mine, California

1.1.2

Stewart and Jazz Properties, British Columbia

1.1.3

Rozan Property, British Columbia

1.1.4

Market Trends

1.2

Selected Annual Information

1.3

 Results of Operations

1.4

Summary of Quarterly Results (Unaudited)

1.5

Liquidity

1.6

Capital Resources

1.7

Off-Balance Sheet Arrangements

1.8

Related party transactions and balances

1.9

Fourth Quarter (Unaudited)

1.10

Proposed Transactions

1.11

Critical Accounting Estimates

1.12

Critical accounting policies and changes in accounting policies

1.13

Financial Instruments and Other Instruments

1.14.1  Other MD & A Requirements
1.14.2  Additional Disclosure for Venture Issuers without Significant Revenue
1.14.3  Disclosure of Outstanding Share Data
1.15

Other Information

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of April 28, 2009, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

All schedules and tables within this Quarterly and Annual Report are extracted from or derived from information in the Company’s annual consolidated financial statements as noted above.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, the status of the research and development of the Ceramext® Process, could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced.  Other factors that affect both the exploration and development and the status of research and development of the Ceramext® Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1

Overview

Emgold is a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects,  In addition, the Company has invested significant funds in attempting to develop and commercialize the Ceramext® Process which aims to convert mine wastes and other siliceous and mineral waste materials to stone and ceramic building products.

The following is a brief summary of the Company’s activities during 2008.

•

Emgold’s loss for the year ended December 31, 2008 (“fiscal 2008”) was $5,017,424 or $0.03 per share compared to a loss of $5,836,129 or $0.06 per share in the year ended December 31, 2007 (“fiscal 2007”).

•

During fiscal 2008, cash used in operations was $4,524,414 compared to $4,998,231 in fiscal 2007.

•

Exploration expenditures and acquisition of mineral property interests totaled $2,629,110 in fiscal 2008, of which $42,485 was capitalized, compared to $3,219,910 in fiscal 2007, of which $31,776 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2008:  Idaho-Maryland - $2,521,005 (2007: $2,349,453); Rozan - $23,734 (2007 – $111,255); Stewart – $41,266 - (2007 – $714,656); and Jazz – $620 (2007 – $12,770).

•

During fiscal 2008, the Company spent $447,809 (2007 - $629,148) on research and development of the Ceramext® Process.  Expenses primarily include Ceramext® technology royalties - $160,000 (2007 - $80,000); patenting costs which includes contractors, salaries and hourly labour - $33,778 (2007 - $304,246); and site costs - $11,696 (2006 - $86,792). The Company also accelerated the amortization of specialized equipment relating to the Ceramext® Process resulting in amortization expense of $180,839 (2007 - $80,248).

During 2008, the Company issued common shares for cash through the exercise of warrants and stock options. This resulted in a cash inflow of $131,527.  During 2007, the Company completed private placements with a total of 72,730,236 units issued at a price of Cdn$0.11 per unit.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per Warrant Share.  The unexercised warrants associated with the private placements expire between September 27, 2009, and October 12, 2009.

The Company’s primary focus is the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project during 2009, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

As previously announced, Emgold is considering separating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), into an independent operating entity.  This is intended to allow Golden Bear to pursue opportunities for growth on a global basis and to obtain financing to commercialize the Ceramext® process and construct a series of production plants.  Emgold will retain the right to employ this technology in connection with the operation of the I-M Project.  Emgold is currently maintaining the patents, intellectual property portfolio, and the Ceramext® license agreement until the separation is completed and Golden Bear is independently financed. The Company is reviewing various options with respect to the financing of Golden Bear.  There has been no final decision reached with respect to Golden Bear at the date of this Quarterly and Annual Report.

Board and Management Restructuring

During 2008, Shannon Ross, the Chief Financial Officer and Corporate Secretary, resigned from the Company and Jonathan Fogg was appointed as Chief Financial Officer, and Rodrigo Romo was appointed as Corporate Secretary.  Subsequent to year-end, Jonathan Fogg resigned from the role of Chief Financial Officer of the Company, and Ken Yurichuk resigned as Co-Chief Executive Officer and was appointed as Chief Financial Officer.

1.1.1

Idaho-Maryland Mine, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, was in production from 1862 through 1956, and is the second largest historical gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

During 2008, the Company negotiated an extension to the mining lease and option to purchase agreement for the I-M Project.  The revised agreement for the Idaho-Maryland Mine extends the purchase option exercise date from December 31, 2008, to December 31, 2010.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged. Emgold agreed to make quarterly option payments of $30,000 beginning on January 1, 2009 until December 31, 2009. For the period from January 1, 2010 to December 31, 2010, the quarterly option payments will increase to $60,000 per quarter. The Company has the ability to exercise the purchase option at any time during the two-year period.

 The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and the Draft Environmental Impact Report (“EIR”) prepared by the City of Grass Valley and its consultants on the Idaho-Maryland Project was submitted for public comment on October 30, 2008. The final EIR is expected to be completed after a mandatory public comment period and related amendments to the public draft.  The final EIR is anticipated by the Company during 2009 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will be required with various regulatory agencies to operate the mine.  The Company has also commenced work on final operating permits and other agreements to allow granting of these permits as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  That being said, two gold mines (the Mesquite Mine and the Briggs Mine) have recently returned to operation in California.  An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the state of California and constantly evolving regulations in the state that may impact the permitting requirements at some future date.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, California would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.  The Company has responded to a number of data requests from the City and has been submitting responses on a timely basis to keep the permitting process on schedule, but due to lack of financing and additional requests from the City, the permitting process has been delayed from the original anticipated schedule.

Exploration and Resources

The existing mineral resources consist of 216 resource blocks that were defined in a National Instrument 43-101 Technical Report and Preliminary Assessment completed in November 2004 and subsequent geologic modeling by the Company’s geologists.

Current resources include a measured and indicated resource of 1.7 million tons grading 0.28 opt containing 472,000 ounces of gold and an inferred resource of 2.6 million tons grading 0.39 opt containing 1,002,000 ounces of gold.

The Company is continuing the process of computerizing all the historic geology and mine engineering data that was generated during mine operations from 1862 to 1956.  This includes digitizing underground mine openings and entering of historic diamond drilling and assay information.  Geological maps are currently being scanned and input into the computer model.  This information will be used to create a new 43-101 compliant resource estimate and to identify new underground exploration targets.

With the identification of thee new underground exploration targets, the I-M Project has the potential to contain one of the largest high-grade underground gold exploration targets in North America.

Development of various underground exploration scenarios for the I-M Project has commenced in parallel with resource modeling.  Several internal scoping studies with cost estimates will be prepared in order to define the cost sensitivity and practicality of different methods of accessing the underground levels to conduct exploration and from which to mine early production targets.

All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project and a Qualified Person in accordance with National Instrument 43-101.

Ceramext® Process

Emgold licensed the worldwide rights to the Ceramext® technology because of its potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  Emgold has since developed this technology to the pilot plant stage and it is now ready to be commercialized.  Emgold has been providing interim funding by making the payments on the Ceramext, LLC agreement and has continued to work to separate Golden Bear from Emgold, maintain the patents and intellectual property portfolio, and maintain the Ceramext® license agreement until the potential separation is completed and Golden Bear is independently financed.  Emgold retains the right to employ this technology in connection with the operation of the I-M Project.

Advance royalties of $40,000 per quarter, were payable, commencing in Q1 2008.  All the payments due in fiscal 2008 have been made.

1.1.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a gold prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property by making payments totaling Cdn$104,000 ($104,000 paid) and issuing 260,000 common shares (issued).

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($65,000 paid) to the optionor over a ten-year period.

Exploration Activity

Trenching and drilling work was completed on the properties and assays were reviewed.  The Company is considering various options with respect to the advancement of exploration activities for these properties.

1.1.3

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totaling Cdn$100,000 and issuing 200,000 common shares.  Trenching and drilling work has completed.  The Company is considering various options with respect to the advancement of exploration activities for the property.

1.1.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce and has averaged approximately $900 per ounce to the date of this report in 2009.

Measurement uncertainty and impairment assessments

As at December 31, 2008, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of December 31, 2008.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

1.2

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Current assets	$ 591,302	$ 5,281,621	$ 2,925,022
Mineral property interests	984,933	942,448	910,672
Other assets	66,370	282,626	428,956
Total assets	1,642,605	6,506,695	4,264,650

Current liabilities	607,269	718,136	450,721
Preference shares	621,232	750,624	626,724
Capital lease obligation	19,280	25,661	31,504
Shareholders’ equity	394,824	5,012,274	3,155,701
Total shareholders’ equity and liabilities	$ 1,642,605	$ 6,506,695	$ 4,264,650

Working capital (deficiency)	$ (15,967)	$ 4,563,485	$ 2,474,301

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2008	2007	2006

Expenses
Amortization	$ 43,946	$ 76,423	$ 88,291
Accretion of debt portion of preference shares	12,933	12,822	14,469
Bad debt expense	321,839	--	--
Ceramext® research costs	447,809	629,148	1,590,754
Exploration costs	2,586,625	3,188,134	1,796,199
Foreign exchange loss	193,301	63,988	15,771
Finance expense	54,661	54,692	48,614
Legal, accounting and audit	153,440	107,383	115,352
Management and consulting fees	189,249	107,996	60,827
Office and administration	337,821	372,647	451,710
Other consulting fees	--	18,844	30,089
Salaries and benefits	336,918	798,509	573,250
Shareholder communications	194,033	209,700	192,248
Stock-based compensation	175,732	399,830	65,526
Travel	32,654	104,057	126,360
Loss for the year before interest income	5,080,961	6,144,173	5,169,460

Interest income	(63,537)	(86,310)	(45,133)

Loss for the year before income taxes	5,017,424	6,057,863	5,124,327

Future income tax recovery	--	(221,734)	--

Loss and comprehensive loss for the year	5,017,424	5,836,129	5,124,327

Deficit, beginning of year	38,755,183	32,919,054	27,794,727

Deficit, end of year	$ 43,772,607	$ 38,755,183	$ 32,919,054

Loss per share – basic and diluted	$ 0.03	$ 0.06	$ 0.08

Weighted average number of common shares outstanding	157,304,716	102,077,466	67,199,081

Total common shares outstanding, end of year	157,519,642	156,489,642	83,759,406

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.3      Results of Operations

Fiscal 2008 compared to fiscal 2007

Emgold’s loss in fiscal 2008 was $5,017,424, or a loss per share of $0.03, compared to a loss of $5,836,129, or a loss per share of $0.06 in fiscal 2007.

Amortization expenses relating to general and administrative activities decreased $32,477 from $76,423 in fiscal 2007 to $43,946 in fiscal 2008.  The decrease relates to certain hardware and software used in administrative activities, being fully amortized in 2008.

Accretion expenses increased $111 from $12,822 in fiscal 2007 to $12,933 in fiscal 2008.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this is offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

Bad debt expense increased from $Nil in fiscal 2007 to $321,839 in fiscal 2008.  The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and three other public companies provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a 25% interest in Quorum and also have certain common directors and are related parties of Emgold.  Under the management services agreement, three months of estimated working capital is required to be on deposit with Quorum.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  A provision for doubtful accounts has also been recorded against this balance in the amount of $321,839 (2007 - $Nil), resulting in a carrying value of $74,172, which reflects management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum.

Foreign exchange losses increased $129,313 from a loss of $63,988 in fiscal 2007 to a loss of $193,301 in fiscal 2008.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the relative increase in the United States dollar relative to the Canadian dollar. The Company holds most of its cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.

Finance expense remained consistent decreasing slightly from $54,692 in fiscal 2007 to $54,661 in fiscal 2008.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.

Legal, accounting and audit fees increased $43,647 from $107,383 in fiscal 2007 to $153,440 in fiscal 2008.  The increase is due to an increase of legal expenses from $30,287 in 2007 to $39,000 in 2008 as a result of activity from the Company being in the final stages of the permitting process for the Idaho-Maryland Project.  There was also an increase in audit and corporate taxation fees due to increasing regulatory requirements for accounting firms. During 2008, the Company also completed its documentation and testing of internal controls for Bill 198 and Sarbanes-Oxley purposes resulting in a one-time consulting fee of $12,300.

Management and consulting fees increased $81,253 from $107,996 in fiscal 2007 compared to $189,249 in fiscal 2008.  Included in consulting fees is $79,175 (2006 - $58,566) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2008, consulting fees of $72,128 (2007 - $49,430) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company. The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month to these private companies controlled by two of the directors of the Company throughout 2008.  Prior to August 1, 2007, the Company incurred consulting fees of approximately Cdn$10,000 per quarter to Kent Avenue Consulting Ltd. and did not incur consulting fees to 759924 Ontario Ltd.  During the first quarter of 2008, the Company incurred a one-time agency fee in hiring a Chief Financial Officer.

Office and administration expenses decreased $34,826 from $372,647 in fiscal 2007 to $337,821 in fiscal 2008.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.

Other consulting fees decreased from $18,844 in fiscal 2007 to $Nil in fiscal 2008.  The Company hired consultants to assist Golden Bear in a review of the ceramics industry and associated markets.  In fiscal 2007 the project was finalized such that no further costs were incurred in 2008.

Salaries and benefits decreased by $461,591 from $798,509 in fiscal 2007 to $336,918 in fiscal 2008.  The primary reason for the decrease was severance costs incurred during the fourth quarter of 2007.  The Company accepted the resignation of William J. Witte, as President and Chief Executive Officer of Emgold during 2007.  Mr. Witte continues to serve as a director of Emgold but is no longer an employee.  Ian Chang, Vice-President, Project Development and David Sinitsin, Vice-President, Engineering and Construction also resigned from Emgold during 2007.  Severance costs with respect to these individuals were $329,000.  In 2008, salary costs were reduced as salaries pertaining to these individuals were not incurred.  The decrease is partly offset by management and consulting fees incurred by the Company relating to compensation of the co-CEOs, and a full-time Chief Financial Officer for most of fiscal 2008.

Shareholder communications costs decreased $15,667 from $209,700 in fiscal 2007 to $194,033 in fiscal 2008.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous year. During 2007, the Company paid Michael Baybak and Company $36,600 in conducting an investor relations program towards institutional investors. No similar program was undertaken in fiscal 2008. This is offset by fees paid to King James Capital Corporation, an investor relations consulting firm of Cdn$5,000 per month effective April 2008. In the past, the Company utilized in-house investor relations personnel and the related expense was included in salaries and benefits. Shareholder communications activity also decreased in fiscal 2008 relative to fiscal 2007 due to a reduction in the number of press releases and other communications.

Stock-based compensation decreased $224,098 from $399,830 in fiscal 2007 to $175,732 in fiscal 2008.  The Company granted 7,890,000 options in the fourth quarter of 2007 all of which were vested immediately compared with 2,100,000 stock options granted in 2008 of which 1,900,000 vested immediately and the remaining 200,000 vesting over one year from the grant date of May 12, 2008.

Travel expense decreased $71,503 from $104,157 in fiscal 2007 to $32,654 in fiscal 2008.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to conserve cash balances.

During fiscal 2008 the Company earned interest income of $63,537 on excess cash balances compared to $86,310 in fiscal 2007.  The decrease was due to interest earned on lower average cash and cash equivalent and short-term investment balances held in fiscal 2008 compared to fiscal 2007.

During fiscal 2007, the Company recognized a recovery of future income taxes of $221,734.  This future income tax recovery related to the renouncement of flow-through expenditures in fiscal 2007 associated with 2,283,000 flow-through units issued in fiscal 2006 at a price of Cdn$0.38 per unit for gross proceeds of Cdn$850,440.  No such recovery occurred in fiscal 2008.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

The following table has been extracted from the audited consolidated financial statements of the Company.

Exploration costs:

	Years ended December 31,
	2008	2007	2006
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ 2,465	$ 1,352
Community relations	80,561	--	--
Geological and geochemical	620,214	412,104	778,354
Land lease and taxes	313,428	336,959	147,631
Consulting	--	121,560	--
Mine planning	1,200,325	1,059,673	565,546
Site activities	241,170	305,576	255,427
Stock-based compensation	59,115	106,338	30,797
Transportation	6,192	4,778	13,042
Incurred during the year	2,521,005	2,349,453	1,792,149

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	900	162	--
Geological and geochemical	22,721	48,020	126
Drilling	--	43,274	--
Site activities	113	7,250	55
Trenching	--	4,666	--
Transportation	--	7,883	--
Incurred during the year	23,734	111,255	181

Stewart Property, British Columbia
Exploration costs
Assays and analysis	11,180	65,481	--
Drilling	--	470,858	--
Geological and geochemical	29,951	115,483	3,549
Site activities	135	13,699	101
Trenching	--	19,318	--
Transportation	--	42,282	--
Assistance and recoveries	--	(12,465)	--
Incurred during the year	41,266	714,656	3,650

Jazz Property, British Columbia
Exploration costs
Geological and geochemical	460	12,842	204
Site activities	160	235	15
Assistance and recoveries	--	(307)	--
Incurred during the year	620	12,770	219

Total Exploration Costs	$ 2,586,625	$ 3,188,134	$ 1,796,199

Direct exploration expenditures on the I-M Project increased $171,552 from $2,349,453 in fiscal 2007 to $2,521,005 in fiscal 2008.  The Company’s primary focus in fiscal 2008 was the completion of the final phase of the three-phase permitting process. The Company received the Draft Environmental Impact Report (“DEIR”) from the City of Grass Valley on October 30, 2008.  Subsequent to receiving the DEIR, the permitting process requires a public comment period. Comments are currently being compiled and responded to by the City of Grass Valley and the Company with a Final Environmental Impact Report anticipated after response to public comments.

Planned expenses in fiscal 2009 for the I-M Project include the activities associated with responding to public comments to the DEIR, progressing through the final application process for a CMUP, on-going financing, an update to existing resource models and public outreach activities.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $838,681 in fiscal 2007 compared to $65,260 in fiscal 2008.  All share and cash payments due in fiscal 2008 on the Company’s mineral property interests in British Columbia have been made to date.  The majority of the 2007 expenditures were flow-through expenditures used for exploration in Canada pursuant to a private placement of 2,238,000 flow-through common shares completed in December 2006 which provided Cdn$850,440 to the treasury. The Company is currently considering its options with respect to these three properties and no additional drilling is planned until the Company secures additional financing.

The following table has been extracted from the audited consolidated financial statements of the Company.

Research and development expenses:

	Years ended December 31,
	2008	2007	2006
Ceramext® research costs
Amortization and write-down of equipment	$ 180,839	$ 80,248	$ 131,955
Ceramext® technology royalties	160,000	80,000	40,000
Consulting fees	60,292	16,451	44,781
Consumable materials	--	720	35,473
Engineering costs	33,778	304,246	1,017,919
Marketing and commercialization	150	738	27,442
Sample preparation	1,054	680	83,283
Site costs	11,696	86,792	165,692
Stock-based compensation	--	53,169	11,139
Transportation	--	6,104	33,070
Incurred during the year	$ 447,809	$ 629,148	$ 1,590,754

In fiscal 2008 the Company incurred $447,809 in expenditures directly related to the development of the Ceramext® Process compared to $629,148 in fiscal 2007.  The Company has curtailed most of the development of the Ceramext® Process except advance royalties and intellectual property protection costs.  Costs included $160,000 incurred in fiscal 2008 relating to the Ceramext® technology royalty (2007 - $80,000). Amortization and write-down of equipment $180,839 (2007 - $80,248) included approximately $100,000 in accelerated expense charges so that research equipment was fully amortized at December 31, 2008.  Consulting fees incurred in fiscal 2008 of $60,292 (2007 - $16,451) related primarily to obtaining additional international patents and maintaining existing patents.

The Ceramext, LLC payments are $40,000 per quarter, but the first payment in the year ended December 31, 2009, has not been made as of the date of this report.

1.4

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext® Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2008
First Quarter	104,232	542,533	23,606	40,833	480	473,371	1,131,487	0.00
Second Quarter	94,733	624,022	67	433	159	508,231	1,215,081	0.01
Third Quarter	124,152	624,403	--	--	--	661,561	1,393,538	0.01
Fourth Quarter	114,281	730,047	61	--	(19)	403,364	1,249,563	0.01
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	389,702	995,671	0.01
Second Quarter	157,650	552,925	625	48	130	441,685	1,143,636	0.01
Third Quarter	179,988	509,669	8,408	349,651	9,346	357,550	1,435,175	0.02
Fourth Quarter	122,368	570,936	102,030	377,277	3,418	1,137,954	2,261,647	0.01
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the Idaho-Maryland Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.  Stock-based compensation of $399,830 was incurred in the fourth quarter of fiscal 2007, contributing to the increase of general and administrative expenses.  Other increases in the fourth quarter of fiscal 2007 related to the severance of three officers of the Company, which increased salaries and benefits to $434,737 in that quarter compared to $72,355 in the fourth quarter of fiscal 2008.

1.5

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company must endeavor to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At December 31, 2008, the Company had a working capital deficiency of $15,967, defined as current assets less current liabilities, compared with working capital of $4,563,485 at December 31, 2007.  The Company’s consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2008, have been funded primarily from the redemption of short-term investments.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Development of the Ceramext® Process has been successful to the point that Golden Bear is ready to commercialize the process in advance of development of the I-M Project and efforts to raise separate funding for Golden Bear to construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.  The Company estimates that it will require a minimum of $3.6 million to complete the permitting process including approximately $0.6 million to carry out minimum operations.

Investing Activities

As at December 31, 2008, Emgold has capitalized $984,833 (2007 $942,448) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $10,410 in fiscal 2008.  Amortization for the year was $225,355.

A vehicle at a cost of $38,834 was purchased in fiscal 2006 and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $6,380 for fiscal 2009.

1.6        Capital Resources

At December 31, 2008, Emgold’s working capital, defined as current assets less current liabilities, was a working capital deficiency of $15,967, compared to working capital of $4,563,485 at December 31, 2007.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

At December 31, 2008, the Company had 157,519,642 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Cumulative dividends could also result in dilution of approximately 421,020 shares at December 31, 2008.

Share Capital

2008

During the year-ended December 31, 2008, share capital increased $165,817 through the exercise of 942,500 warrants with exercise prices ranging from Cdn$0.11 to Cdn$0.15 and through the exercise of 87,500 options at an exercise price of Cdn$0.15.

2007

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn$0.11 per unit, for gross proceeds of Cdn$8 million (US$8 million). Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.  The share purchase warrants issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007, and 11,010,167 on October 12, 2007, and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an average expected life of two years.  The value attributable to the non-transferable share purchase warrants was Cdn$0.03 per warrant.  Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds and allocated between the non-assessable common shares and the transferable common share purchase warrants based on their relative values at the issuance dates.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants), equal to 8% of the number of units sold by such finders were also issued.  Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s warrants and Finder’s Units were issued. The Finder’s Warrants and Finder’s Unit were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007, and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s warrants was Cdn$0.03 per Finder’s Unit and Finder’s Warrant.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

Options and Warrants

2008

During 2008, 18,739,823 warrants exercisable at prices ranging from Cdn$0.26 to Cdn$0.50, expired, unexercised. In addition, 1,158,000 stock options exercisable at prices ranging from Cdn$0.15 to Cdn$1.00 were cancelled and 87,500 stock options were exercised by an officer of the Company with an exercise price of $0.15.

2007

During 2007, 18,360,000 warrants exercisable at a price of Cdn$0.76, expired, unexercised.  In addition, 1,118,000 stock options exercisable at prices from Cdn$0.10 to Cdn$1.00, were cancelled.  In fiscal 2006, 153,000 stock options were exercised to provide $37,063 to the treasury. No stock option exercises occurred during 2007.

During the year ended December 31, 2007, the Company granted 7,890,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.15, with an expiry date of December 27, 2012.

Subsequent to December 31, 2007, 620,000 warrants were exercised at Cdn$0.11 - Cdn$0.15 for total proceeds of Cdn$72,200.

Financing Activities

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext® technology as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  As Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008, the capital costs related to the equipment were written off in fiscal 2008.  This resulted in an additional charge of approximately $100,000.

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

Going Concern

At December 31, 2008, and subsequent to that date, the Company has had a working capital deficiency.    Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees until such time as new financing is available.  The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

Subsequent to December 31, 2008, the Company closed a non-brokered private placement offering raising gross proceeds of $204,600 through the sale of 5,115,000 units of the Company at a price of $0.04 per unit.  Each unit was comprised of common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional common at a price of $0.12 per common share up to and including March 5, 2010, for 5,015,000 warrants and April 23, 2010, for 100,000 warrants and thereafter at a price of $0.16 per common share up to and including March 5, 2011, for 5,015,000 warrants and April 23, 2011, for 100,000 warrants.  A finder’s fee of $9,500 was paid.

The financing completed above is not sufficient for continuing operations, and the Company is currently pursuing financing by equity investment, sale of assets or forms of partnership on its mineral property and other interests.  There is no assurance that any of these initiatives will be successful or sufficient.

Plans for 2009

The Company is focusing on the permitting required for the I-M Project in Grass Valley and obtaining separate financing for commercialization of the Ceramext® technology.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

At December 31, 2008, it is estimated that it may require approximately $250,000 - $350,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months  providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

Although there are over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California among the worst jurisdictions for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.

1.7     Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.8     Related party transactions and balances

Balances receivable from: (g)	December 31, 2008	December 31, 2007
Quorum Management and Administrative Services Inc. (a)	$ 396,011	$ 100,493
Provision for doubtful accounts	(321,839)	--
Net balances receivable from: (g)	$ 74,172	$ 100,493
Balances payable to:
Directors, officers and employees	$ 300,425	$ 386,369

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2008, $374,520 (2007 - $1,040,124; 2006 - $827,056) in management, administrative, geological and other services have been provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  A provision for doubtful accounts has also been recorded against this balance in the amount of $321,839 (2007 - $Nil), resulting in a carrying value of $74,172, which reflects management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum.

(b)

Bonus payments totaling $Nil (2007 – $28,056; 2006 – $Nil) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

(c)

Consulting fees of $72,128 (2007 – $49,430; 2006 – $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(d)

Consulting fees of $79,175 (2007 – $58,566; 2006 – $33,353) were paid indirectly by the Company through Quorum to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Directors’ fees totaling $74,282 (2007 – $20,057; 2006 – $Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

(f)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining are the holders of the preference shares.

(g)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

Series A First Preference Shares

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2008 and 2007	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2008	December 31, 2007
Balance, beginning of year	$ 750,624	$ 626,724
Accretion of debt	12,933	12,822
Foreign exchange loss (gain) on debt	(142,325)	111,078
	(129,392)	123,900
Balance, end of year	$ 621,232	$ 750,624

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2008, $276,532 (December 31, 2007 - $284,010) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.9

Fourth Quarter (Unaudited)

Three months ended December 31, 2008 (“Q4 2008”), compared to three months ended December 31, 2007 (“Q4 2007”)

	Three months ended December 31,
	2008	2007
Expenses
Amortization	$ 9,442	$ 11,229
Accretion of debt portion of preference shares	2,828	3,492
Bad debt expense	71,839	--
Ceramext® research costs	124,692	122,368
Exploration expenses	730,091	1,053,661
Foreign exchange loss (gain)	59,363	(8,921)
Finance expense	11,979	14,783
Legal, accounting and audit	29,340	21,473
Management and consulting fees	33,877	70,432
Office and administration	73,281	134,339
Other consulting fees	--	(61)
Salaries and benefits	72,355	434,737
Shareholder communications	41,560	42,851
Stock-based compensation	892	399,830
Travel	14,052	13,770
Loss for the period before interest income	1,275,591	2,313,983
Interest income	1,727	(52,336)
Loss for the period	$ 1,277,318	$ 2,261,647

Loss per share – basic and diluted	$0.01	$0.02
Weighted average number of common shares outstanding	157,519,642	71,648,743

Emgold had a loss of $1,277,318 or a loss per share of $0.01 in Q4 2008, compared to a loss of $2,261,647, or loss per share of $0.02 in Q4 2007.

During Q4 2007 the Company earned interest income of $52,336 on excess cash balances compared to an adjustment to interest expense of $1,727 in Q4 2008.  The Company had higher cash balances in Q4 2007 than Q4 2008.

Bad debt expense increased from $Nil in Q4 2007 to $71,839 in Q4 2008.  The increase in the provision relates to the balance receivable from Quorum which is considered to be impaired due to the uncertainty of recovering the entire balance as other companies sharing services from Quorum with Emgold, Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  A provision for doubtful accounts has also been recorded against this balance in the amount of $321,839 (2007 - $Nil), resulting in a carrying value of $74,172, which reflects management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum.

Exploration expenses decreased $323,570 from $1,053,661 in Q4 2007 to $730,091 in Q4 2008.  The decrease relates limited activity in relation to the Rozan, Stewart and Jazz properties in Q4 2008.  In Q4 2007, the Company completed a drilling program and incurred expenses of $482,725 in costs related to these properties.  This was offset by increased fourth quarter activity on the Idaho-Maryland Project in Q4 2008 compared with Q4 2007 as the company received the Draft EIR during the fourth quarter and has incurred significant time and resources in responding to public comments and attending public forums.

The Company had a foreign exchange gain of $8,921 on its monetary assets during Q4 2007 and incurred a foreign exchange loss of $59,363 during Q4 2008.  The foreign exchange loss in Q4 2007 resulted from an increase in the relative value of the U.S. dollar compared with the Canadian dollar during the quarter. The Company holds the majority of its monetary assets in Canadian dollars while the majority of accounts payable and accrued liabilities are denominated in U.S. dollars.

Legal, accounting and audit fees increased $7,867 from $21,473 in Q4 2007 to $29,340 in Q4 2008.  The increase relates to timing of legal fees incurred in Q4 2008 in relation to permitting activities as the Company works through the final phase of permitting.

Management and consulting fees decreased $36,555 from $70,432 in the fourth quarter of 2007 to $33,877 in the fourth quarter of 2008.  The decrease relates primarily to fees of $49,430 paid to 7559924 Ontario Ltd., a private company controlled by an officer and director of Emgold based on a new arrangement commencing on August 1, 2007.  Fees accruing from August 1, 2007, to December 31, 2007, were expensed in the fourth quarter of 2007.  In 2008, fees were paid to Kent Avenue Consulting and 7559924 Ontario Ltd. at Cdn$14,000 per month.

Office and administration expenses decreased $61,058 from $134,339 in Q4 2007 to $73,281 in Q4 2008.  Administration costs in the fourth quarter of 2007 included bonus payments relating to the Company’s private placement of $28,056.  The Company also accrued $38,000 in part 12.6 tax owing in relation to the timing of expenditure of flow-through funds raised in 2006.

Salaries and benefits decreased $362,382 from $434,737 in Q4 2007 to $72,355 in Q4 2008.  The significant expense incurred in 2007 resulted from severance costs of $329,000 paid to the former Chief Executive Officer of the Company and two other executives in relation to completion of the second phase of permitting activities at the IM Project and curtailment and reorganization of activities relating to activities related to Golden Bear.

Stock-based compensation decreased $398,938 from $399,830 in Q4 2007 to $892 in Q4 2008.  The Company granted 7,890,000 options in the fourth quarter of 2007 which vested immediately.  In Q4 2008 expenses related to vesting of certain consultant stock options and related revaluation.

1.10      Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.11     Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Measurement uncertainty and impairment assessments

As at December 31, 2008, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of December 31, 2008.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

1.12

Critical accounting policies and changes in accounting policies

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Going concern

CICA handbook section 1400, “General Standards of Financial Statement Presentation” was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for the Company’s interim and annual financial statements and have been included in note 1 to these consolidated financial statements

New standards adopted by the Company effective January 1, 2008

•

Section 1535 – capital disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

•

Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.  They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures relating to fair value.  In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

•

Amendments to Section 1400 – going concern

CICA handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for the Company’s interim and annual financial statement for the fiscal years beginning on January 1, 2008.

Accounting standards issued but not yet effective

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets.  CICA 1000 - Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064.  EIC 27 is no longer applicable for entities that have adopted CICA 3064.  A number of other EIC abstracts have consequential amendments.  AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064.  Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests.  All other exploration expenditures are expensed in the period incurred.  The Company has concluded that adoption of this new standard as at January 1, 2009, will not have an impact on the Company’s financial statements.

(b)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

(c)

Consolidated financial statements and non-controlling interests

In January 2009, the Company issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The company is currently assessing the future impact of these new sections on its consolidated financial statements.

(d)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company is currently assessing the impact of EIC 173 on its consolidated financial statements.

(e)

International Financial Reporting standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.  While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

1.13     Financial Instruments and Other Instruments

Financial instruments

The Company applies the requirements of CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement, which sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss).  The adoption of this standard did not have any impact on the Company’s financial statements.

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in the statement of operations.  The Company has designated accounts receivable and due from related party as loans and receivables; accounts payable and accrued liabilities, due to related parties and the liability portion of preference shares as other financial liabilities.

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in the statement of operations in the period in which they arise.  The Company has designated cash and cash equivalents and short term investments as held-for-trading.

Current assets and liabilities

The carrying values of accounts receivable and due from related parties approximate their fair value due to the short-term nature of these balances.  The fair value of accounts payable and accrued liabilities and due to related parties, are significantly lower than carrying value due to the Company’s current financial condition.

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the Company has assessed that the fair value of the components of the preference shares is not determinable, but based on the Company’s current financial condition is considered significantly less than its book value.

Management of capital

The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Rozan, Stewart, and Jazz properties and the Ceramext® Process.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term  investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

Management of financial risk

The Company is exposed to potential loss from various risks including credit risk, liquidity risk, market risk, commodity price risk and foreign exchange risk.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, accounts receivable and due from related party.  The Company deposits its cash and short-term investments with a major Canadian chartered bank.  As of December 31, 2008, the short-term investments consisted mainly of Guaranteed Investment Certificates.  The recoverability of due from related party is dependent upon the ability of Quorum to generate sufficient funding from other group companies to maintain its operations and to repay the Company’s advances, or to maintain sufficient levels of staffing to continue to provide services to the Company in lieu of repayment.

Liquidity risk

The Company seeks to manage liquidity risk by maintaining cash and cash equivalent balances, short-term investments, accounts receivable and due from related party under the terms of credit facilities sufficient to meet its short-term and long-term obligations.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2008

(expressed in United States dollars, unless otherwise stated)

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2008:

	January 1, 2009, to December 31, 2009	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 600,889	$ --	$ --	$ --	$ --	$ --	$ 600,889
Capital lease	8,358	8,358	8,358	4,877	--	--	29,951
Operating lease obligations	263,136	87,721	--	--	--	--	350,857
Idaho-Maryland property lease (1)	120,000	240,000	--	--	--	--	360,000
Mineral property option payments (1)	25,000	25,000	25,000	25,000	25,000	25,000	150,000
Ceramext® royalties and payments (2)	160,000	160,000	160,000	160,000	160,000	160,000	960,000
Convertible preference shares (3)	--	--	--	--	--	621,232	621,232
	$ 1,177,383	$ 521,079	$ 193,358	$ 189,877	$ 185,000	$ 806,232	$ 3,072,929

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure except for convertible preference shares.  Non-payment of advance royalties may result in forfeiture of the worldwide rights to the Ceramext® process

(3)  The convertible preference shares are redeemable by the holders only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

(4) The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2009 is $5,349,951, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires February 1, 2011.  The Company also has an option on the building in Grass Valley.

The Company currently has no revenues from operations and no mineral reserves.  If the Company’s exploration programs are successful, additional financing will be required in order to complete the development of the properties in which the Company has an interest.  The only sources of future funds presently available to the Company are the sale of additional equity capital, or the entering into of joint venture arrangements or other strategic alliances in which the financing sources could become entitled to an interest in the properties or the projects.  The Company’s capital resources are largely determined by the strength of the junior resource market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.  See Note 1

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold and the outlook for this precious metal. The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.

Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits.  The floating rate deposits expose the Company to cash flow interest rate risk.  The impact on net income of a 1% per annum change in the bank rates in Canada would $3,994.

Foreign exchange risk

Fluctuations in United States dollars would not impact the operations and the values of its assets and shareholders’ equity as functional and reporting currency is the United States dollar.  As a result, the Company is exposed to foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar.

Canadian dollar financial instruments subject to foreign exchange risk

December 31, 2008 (all in Cdn$)	Balance	1% increase	1% decrease
Cash in bank	$ 24,768	$ 247	$ (247)
Short-term investments	266,000	2,660	(2,660)
Receivables and related party	92,853	929	(928)
Accounts payable	(114,177)	(1,142)	1,142
Preference shares and related party	(1,117,555)	(11,176)	11,176

As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the U.S. dollar against the Canadian dollar would have a $8,482 foreign exchange effect on net income.

1.14.1      Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2008 and 2007.

1.14.2     Additional Disclosure for Venture Issuers without Significant Revenue

      (a)    capitalized or expensed exploration and development costs

              See Item 1.3 in this Quarterly and Annual Report.

      (b)    expensed research costs

              See Item 1.3 in this Quarterly and Annual Report.

      (c)    deferred development costs

              Not applicable.

     (d)    general administrative expenses

             The required disclosure is presented in the Consolidated Statements of Operations.

     (e)    any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

 None.

1.14.3      Disclosure of Outstanding Share Data

The following details the share capital structure as of April 28, 2009, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 28, 2009

            (a)        Authorized Capital

                        Unlimited number of common shares without par value.

                        Unlimited number of preference shares without par value.

            (b)        Issued and Outstanding Capital

162,634,642 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	150,000	June 11, 2009
$0.10	390,000	October 12, 2011
$1.00	2,210,000	November 19, 2013
$0.90	1,340,000	July 12, 2014
$0.36	100,000	June 28, 2010
$0.29	690,000	November 24, 2011
$0.15	7,552,500	December 27, 2012
$0.20	2,100,000	May 18, 2013

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
54,519,569	Cdn$0.15	September 27, 2009
7,358,000	Cdn$0.15	October 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
5,015,000	$0.12/$0.16	March 5, 2010/2011
100,000	$0.12/$0.16	April 23, 2010/2011
78,002,736

                                                         *Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

1.15    Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2008 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  Based on that assessment, management concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Emgold’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.